Exhibit 1

ADB Systems International Ltd.

302 The East Mall, Suite 300

Toronto, ON  M9B 6C7

Tel: 416 640-0400 / Fax: 416 640-0412

Website: www.adbsys.com

(TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB ENTERS INTO STRATEGIC FINANCING ARRANGEMENT

Toronto, ON – February 16, 2005 – ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today that it has entered into a private placement arrangement with Pinetree Capital Ltd., a Toronto-based investment firm, that will generate proceeds of $575,000.

Under the terms of the private placement, ADB will issue Pinetree up to 2.5 million units, each priced at $0.23.  Each unit will consist of one common share and one-half of one common share purchase warrant.  Each full warrant will entitle Pinetree to purchase one common share in the company at the exercise price of $0.40 each.  Warrants are exercisable for a period of up to four years.

The investment arrangement is expected to close on or about February 23, 2004, pending board approval.

“We believe this arrangement benefits ADB from a strategic and financial perspective,” said Jeff Lymburner, CEO of ADB Systems. “Pinetree enjoys excellent industry relationships that will benefit our company in the long-term, and the infusion of new capital strengthens our financial position as we accelerate our joint venture with GE and build our operations on a global basis.”

This news release shall not constitute an offer to sell or the solicitation for an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.   Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

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Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contact:

At ADB Systems International Ltd.

Joe Racanelli, Director of Marketing

Tel: (416) 640-0400 ext. 273

Fax: (416) 640-0412

E-mail: jracanelli@adbsys.com